UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Daniel J. Donoghue
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 580,870

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 580,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 580,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 872386107

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872386107

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 680,092

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 680,092

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 680,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 (the “Amendment No. 6”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), which has its principal executive offices at 11126 McCormick Road, Hunt Valley, Maryland 21031.  This Amendment No. 6 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons on March 14, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 14, 2008, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on May 23, 2008, Amendment No. 3 filed by the Reporting Persons with respect to the Company on June 10, 2008, Amendment No. 4 filed by the Reporting Persons with respect to the Company on July 9, 2008 and Amendment No. 5 filed by the Reporting Persons with respect to the Company on January 29, 2009 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 6, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 680,092 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of July 22, 2009 was approximately $9,923,532, and the total purchase price for the 580,870 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $8,476,749.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  None of the shares of Common Stock beneficially owned by the Reporting Persons currently serves as collateral for any such margin loans.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following as the sixth paragraph thereto:

On July 23, 2009, Discovery Equity Partners sent a letter to the Board of Directors of the Company relating to, among other things, (i) the voting results at the Company’s 2009 Annual Meeting of Stockholders with respect to the shareholder proposal presented by Discovery Equity Partners requesting that the Board of Directors eliminate the Company’s Shareholder Rights Plan and (ii) Discovery Equity Partners’ request that the Board of Directors of the Company form a standing Strategic Alternatives Committee of the Board to adopt and supervise specific guidelines to respond to strategic interest expressed by other parties in order avoid the conflicts between management’s interests and those of the shareholders generally in these matters.  The description of the aforementioned letter of Discovery Equity Partners contained in this Schedule 13D is qualified in its entirely by reference to the text of such letter, which is included as Exhibit 1 to this Amendment No. 6 and is incorporated by reference herein.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 4,805,329 shares of Common Stock reported outstanding as of June 4, 2009 in the Company’s Proxy Statement on Schedule 14A, filed on June 12, 2009.

Discovery Equity Partners beneficially owns 580,870 shares of Common Stock as of July 23, 2009, which represents 12.1% of the outstanding Common Stock.

Discovery Group beneficially owns 680,092 shares of Common Stock as of July 23, 2009, which represents 14.2% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 680,092 shares of Common Stock as of July 23, 2009, which represents 14.2% of the outstanding Common Stock.

Mr. Murphy beneficially owns 680,092 shares of Common Stock as of July 23, 2009, which represents 14.2% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 2 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 6 included as Exhibit 3 to this Amendment No. 6, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 4 and Exhibit 5, respectively, to this Amendment No. 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Letter dated July 23, 2009 of Discovery Equity Partners to the Board of Directors of the Company.

Exhibit 2: List of transactions by Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 3: Joint Filing Agreement dated as of July 24, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2009
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Letter dated July 23, 2009 of Discovery Equity Partners to the Board of Directors of the Company.

Exhibit 2:	List of transactions by Reporting Persons in the Company’s Common Stock during the 60-day period preceding this filing.

Exhibit 3:	Joint Filing Agreement dated as of July 24, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 5:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008